Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251042

PROSPECTUS

SOC Telemed, Inc.

69,280,959 Shares of Class A Common Stock
350,000 Warrants to Purchase Class A Common Stock

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of up to 56,780,960 shares of our Class A common stock, par value $0.0001 per share, and warrants to purchase an aggregate of 350,000 shares of Class A common stock, consisting of (i) up to 16,800,000 shares of Class A common stock (the “PIPE shares”) issued in a private placement pursuant to subscription agreements entered into on July 29, 2020, October 22, 2020, and October 23, 2020; (ii) up to 4,375,000 shares of Class A common stock (the “founder shares”) issued upon consummation of our business combination with Specialists On Call, Inc. on October 30, 2020 (the “Merger Transaction”), in exchange for shares of our Class B common stock originally issued in a private placement to HCMC Sponsor LLC (the “Sponsor”) and subsequently distributed to the Sponsor’s members; (iii) up to 700,000 shares of Class A common stock (the “private placement shares”) originally issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members; (iv) up to 350,000 warrants to purchase shares of Class A common stock (the “private placement warrants”) originally issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members; (v) up to 350,000 shares of Class A common stock issuable upon exercise of the private placement warrants; and (vi) up to 34,555,959 shares of Class A common stock (the “closing shares”) issued in connection with the consummation of the Merger Transaction to SOC Holdings LLC and certain of our officers and directors who were officers and directors of Specialists On Call, Inc.

In addition, this prospectus relates to the offer and sale of up to 12,499,992 shares of our Class A common stock that are issuable by us upon the exercise of 12,499,992 warrants (the “public warrants” and, together with the private placement warrants, the “warrants”) that were previously registered.

The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Class A common stock or warrants, except with respect to amounts received by us upon the exercise of the warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Class A common stock or warrants. See “Plan of Distribution” beginning on page 26 of this prospectus.

Our Class A common stock and warrants are listed on the Nasdaq Global Select Market under the symbols “TLMD” and “TLMDW,” respectively. On December 9, 2021, the last reported sale price of our Class A common stock was $1.94 per share and the last reported sale price of our warrants was $0.261 per warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks.  See the section entitled “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 9, 2021.

TABLE OF CONTENTS

Prospectus

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized anyone to provide you with different information. Neither we nor the Selling Securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A common stock issuable upon the exercise of any warrants. We will receive proceeds from any exercise of the warrants for cash. To the extent necessary, each time that the Selling Securityholders offer and sell securities, we or the Selling Securityholders may provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. To the extent permitted by law, we may also authorize one or more free writing prospectuses that may contain material information relating to these offerings. Such prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement (and any applicable free writing prospectuses), together with the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, statistical data, estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on independent industry publications and reports or other publicly available information, as well as other information based on our internal sources. While we believe such industry and market data are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Neither we nor the Selling Stockholders have independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contained in this prospectus, any applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Among other items, certain of the market research that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the COVID-19 pandemic or the impact it has caused on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made in these publications and reports and by us. Certain information that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus concerning our industry and the markets served by us, including our market share, is also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.

Unless the context otherwise indicates, references in this prospectus to the terms “SOC Telemed,” the “Company,” “we,” “our” and “us” refer to SOC Telemed, Inc., a Delaware corporation, and its consolidated subsidiaries.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the documents incorporated by reference herein) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are forward-looking and as such are not historical facts. These forward-looking statements include, without limitation, statements regarding future financial performance, business strategies, expansion plans, future results of operations, estimated revenues, losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on our management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations thereof and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our ability to recognize the anticipated benefits of the Acquisition, which may be affected by, among other things, competition and our ability to manage our growth following the Acquisition;

●	our financial performance and capital requirements;

●	our expectations relating to bookings and revenues;

●	our market opportunity and our ability to estimate the size of our target market;

●	our ability to retain our existing customers and to increase our number of customers;

●	potential acquisitions and integration of complementary businesses and technologies;

●	our ability to maintain and expand our network of established, board-certified physicians and other provider specialists;

●	our ability to attract, integrate, and retain key personnel and highly qualified personnel;

●	our ability to comply with new or modified laws and regulations that currently apply or become applicable to our business;

●	the implementation and effects of our restructuring plan;

●	the effects of the COVID-19 pandemic on our business and operations;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	the possibility that our business may be harmed by other economic, business, and/or competitive factors; and

●	other factors described in the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference in this prospectus.

These forward-looking statements reflect the views of our management regarding current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” and in our SEC filings incorporated herein or in any prospectus supplement by reference. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the effect of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

The forward-looking statements made by us in this prospectus, in any prospectus supplement or in any document incorporated herein or therein by reference speaks only as of the respective date thereof. Except to the extent required under the federal securities laws and rules and regulations of the SEC, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you should not place undue reliance on these forward-looking statements.

iii

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including the information presented under the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Unaudited Pro Forma Condensed Combined Financial Information,” included elsewhere in this prospectus and the information incorporated by reference, before making an investment decision.

The Company

We are the leading provider of acute care telemedicine services and technology to U.S. hospitals and healthcare systems, based on number of customers. We provide technology-enabled clinical solutions, which include acute teleNeurology, telePsychiatry, teleCritical Care (ICU), telePulmonology, teleCardiology and other specialties. We support time-sensitive specialty care when patients are vulnerable and may not otherwise have access. Our solution was developed to support complex workflows in the acute care setting by integrating our cloud-based software platform, Telemed IQ, with a panel of consult coordination experts and a network of clinical specialists to create a seamless, acute care telemedicine solution.

Corporate Information

We were incorporated in Delaware in September 2019 and formed as a special purpose acquisition company known as Healthcare Merger Corp. (“HCMC”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our legacy business (“Legacy SOC Telemed”) was founded in 2004. On October 30, 2020, we completed the acquisition of Legacy SOC Telemed pursuant to an Agreement and Plan of Merger, dated as of July 29, 2020 (the “Merger Agreement”), by and among us, Sabre Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of HCMC, Sabre Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of HCMC, and Specialists On Call, Inc., a Delaware corporation. We collectively refer to the transactions contemplated by the Merger Agreement as the “Merger” or the “Merger Transaction.” As part of the Merger Transaction, we changed our name from Healthcare Merger Corp. to SOC Telemed, Inc.

Our principal executive offices are located at 1768 Business Center Drive, Suite 100, Reston, Virginia 20190. Our telephone number is (866) 483-9690. Our website address is www.soctelemed.com. Information contained on, or accessible through, our website does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

“SOC Telemed,” the SOC Telemed logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of SOC Telemed. Other trademarks, service marks and trade names used in this prospectus are the property of their respective owners.

The Offering

Issuer	SOC Telemed, Inc.

Shares of Class A common stock offered by us	12,849,992 shares of Class A common stock issuable upon exercise of the warrants, consisting of (i) 12,499,992 shares of Class A common stock that are issuable upon the exercise of the public warrants and (ii) 350,000 shares of Class A common stock that are issuable upon the exercise of the private placement warrants.

Securities offered by the Selling Securityholders

The private placement warrants (representing warrants to purchase 350,000 shares of Class A common stock) and 56,780,959 shares of Class A common stock, consisting of:

●   up to 16,800,000 PIPE shares;

●   up to 4,375,000 founder shares;

●   up to 700,000 private placement shares;

●   up to 350,000 shares of Class A common stock issuable upon exercise of the private placement warrants; and

●   up to 34,555,959 closing shares.

Terms of the offering	The Selling Securityholders will determine when and how they will dispose of the shares of Class A common stock and warrants registered under this prospectus for resale.

Shares of Class A common stock outstanding prior to the offering	100,893,301 shares (as of November 30, 2021).

Shares of Class A common stock outstanding after the offering	113,743,293 shares (based on the total shares outstanding as of November 30, 2021, and assuming the exercise for cash of warrants to purchase 12,849,992 shares of Class A common stock and no forfeiture of founder shares on the date the registration statement of which this prospectus forms a part is declared effective).

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A common stock or private placement warrants by the Selling Securityholders. Assuming the exercise of all outstanding warrants for cash, we will receive an aggregate of approximately $147.8 million. We expect to use the net proceeds from the exercise of the warrants, if any, for working capital and general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider before investing in our securities.

Nasdaq Stock Market Symbols	Our Class A common stock and public warrants are listed on Nasdaq under the symbols “TLMD” and “TLMDW,” respectively.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in the section entitled “Risk Factors” in this prospectus and any applicable prospectus supplement, that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors” in this prospectus and any applicable prospectus supplement, alone or in combination with other events or circumstances, may harm our business. Such risks include, but are not limited to, the following:

●	We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, and results of operations will be harmed.

●	The level of demand for and market utilization of our solutions are subject to a high degree of uncertainty.

●	We have a history of losses and anticipate that we will continue to incur losses in the future. We may never achieve or sustain profitability.

●	Our business, results of operations, and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet any projections that we may provide or the expectations of securities analysts or investors.

●	Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19 pandemic or similar epidemics in the future or other adverse public health developments, including government responses to such events.

●	Our sales cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales, revenues, and cash flows are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

●	Developments affecting spending by the healthcare industry could adversely affect our revenues.

●	If our existing customers do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional services from us, our business may be harmed.

●	Our telemedicine business and growth strategy depend on our ability to maintain and expand our network of established, board-certified physicians and other provider specialists. If we are unable to do so, our future growth would be limited and our business would be harmed.

●	Our telemedicine business is dependent on our relationships with affiliated professional entities, which we do not own, to provide physician services, and our business would be harmed if those relationships were disrupted.

●	We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could harm our business.

●	We may require additional capital from equity or debt financings to support business growth, and this capital might not be available on acceptable terms, if at all.

●	Our substantial indebtedness following the Acquisition could harm our business and growth prospects.

●	If we fail to comply with extensive healthcare laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

●	Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm to us, which could, in turn, harm our customer base and our business.

●	Warburg Pincus has significant influence over us, and their interests may conflict with ours and those of our other stockholders in the future.

●	Future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of our Class A common stock.

RISK FACTORS

Investing in our securities involves risks. Before deciding whether to purchase any of our securities, you should consider carefully the risks and uncertainties set forth under the heading “Risk Factors” in any applicable prospectus supplement and any related free writing prospectus, and discussed under the section titled “Risk Factors” contained in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, as well as any amendments thereto, which are incorporated by reference into this prospectus and any applicable prospectus supplement in their entirety, together with other information in this prospectus and any applicable prospectus supplement, the documents incorporated by reference herein and therein, and any related free writing prospectus. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our securities could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Assuming the exercise of all outstanding warrants, we will receive an aggregate of approximately $147.8 million. We expect to use the net proceeds from the exercise of the warrants, if any, for working capital and general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of the warrants. There is no assurance that the holders of the warrants will elect to exercise any or all of such warrants. To the extent that any warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.

The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statements of operations of the Combined Company (as defined herein) for the nine months ended September 30, 2021, and for the year ended December 31, 2020, present the combination of the financial information of SOC Telemed and Access Physicians Management Services Organization, LLC (“Access Physicians”) after giving effect to the acquisition (the “Acquisition”) of Access Physicians by SOC Telemed pursuant to the Membership Interest and Stock Purchase Agreement dated as of March 26, 2021 (the “Purchase Agreement”), by and among SOC Telemed, Access Physicians, HEP AP-B Corp., Health Enterprise Partners III, L.P., the persons listed on Exhibit A thereto (collectively with Health Enterprise Partners III, L.P., the “Sellers”), and AP Seller Rep, LLC, as representative of the Sellers, and related adjustments described in the accompanying notes. SOC Telemed and Access Physicians, subsequent to the Acquisition, are referred to herein as the “Combined Company.”

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021, and for the year ended December 31, 2020, give pro forma effect to the Acquisition as if it had occurred on January 1, 2020.

The unaudited pro forma condensed combined financial information does not include an unaudited pro forma condensed combined balance sheet as of September 30, 2021, because the Acquisition is already reflected in the historical unaudited consolidated balance sheet of SOC Telemed as of September 30, 2021, incorporated by reference in this prospectus.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the following historical financial statements and the notes thereto, which are incorporated herein by reference:

●	The historical unaudited condensed consolidated financial statements of SOC Telemed as of and for the nine months ended September 30, 2021, and the historical audited consolidated financial statements of SOC Telemed as of and for the year ended December 31, 2020, which are incorporated by reference to SOC Telemed’s Form 10-Q for the quarter ended September 30, 2021, and to SOC Telemed’s Form 10-K for the year ended December 31, 2020, respectively.

●	The historical audited consolidated financial statements of Access Physicians as of and for the year ended December 31, 2020, which is incorporated by reference to SOC Telemed’s Form 8-K filed on March 30, 2021 (as amended on June 11, 2021).

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s results of operations would have been had the Acquisition occurred on January 1, 2020. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future results of operations of the Combined Company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

On March 26, 2021 (the “Closing Date”), SOC Telemed and Access Physicians completed the Acquisition in accordance with the terms of the Purchase Agreement (the “Closing”), pursuant to which SOC Telemed purchased all of the membership interests of Access Physicians for cash and shares of SOC Telemed.

In connection with the Acquisition, SOC Telemed paid the Sellers approximately $91.6 million in cash, financed by the Term Loan Facility and the Subordinated Note, $0.3 million related to a net working capital settlement pursuant to a settlement agreement executed on August 27, 2021, and approximately 13.9 million shares of Class A common stock, of which 0.2 million shares remain subject to certain vesting conditions and will be issued on the first anniversary of the Closing Date. The Purchase Agreement also provides for approximately $40.0 million in potential contingent consideration that may become payable (subject in each case to earlier acceleration upon the occurrence of certain events) consisting of:

●	Additional earn-out consideration of $20.0 million that may be paid to the Sellers if certain revenue and performance levels are achieved by Access Physicians in the fiscal year ending December 31, 2021; and

●	Additional deferred consideration of approximately $20.0 million that may be paid to the Sellers if the foregoing earn-out consideration is earned and subject to the continued service of certain executives of Access Physicians during the two-year period beginning on the Closing Date.

SOC Telemed, Inc.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(in thousands, except share and per share amounts)

	SOC Telemed	Access Physicians	Transaction Accounting		Pro
	(Historical)	(Historical)(1)	Adjustments	Note 4	Forma
Revenues	$66,465	$7,959	$-		$74,424
Cost of revenues	45,265	4,958	-		50,223

Operating expenses
Selling, general and administrative	64,987	7,968	(690)	(a), (g), (h)	72,265
Change in fair value of contingent consideration	(3,265)	-	-		(3,265)
Total operating expenses	61,722	7,968	(690)		69,000
Loss from operations	(40,522)	(4,967)	690		(44,799)
Other income (expense)
Gain on contingent shares issuance liabilities	9,725	-	-		9,725
Interest expense	(5,047)	(30)	(1,829)	(b), (c)	(6,906)
Interest expense - related party	(2,026)	-	(456)	(d)	(2,482)
Total other income	2,652	(30)	(2,285)		337
Loss before income taxes	(37,870)	(4,997)	(1,595)		(44,462)
Income tax expense (benefit)	(171)	-	241	(e)	70
Net loss and comprehensive loss	(37,699)	(4,997)	(1,836)		(44,532)
Accretion of redeemable convertible preferred stock	-	-	-		-
Net loss attributable to common stockholders	$(37,699)	$(4,997)	$(1,836)		$(44,532)

Net loss per share
Weighted-average shares outstanding, basic and diluted	88,675,997	n/a	4,231,811	(f)	92,907,808
Basic and diluted net loss per common share	$(0.43)	n/a	n/a	(f)	$(0.48)

(1)	Includes statement of operations of Access Physicians through the Closing Date.

See accompanying notes to unaudited pro forma condensed combined financial information.

SOC Telemed, Inc.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share amounts)

	SOC Telemed (Historical)	Access Physicians (Reclassified)(1)	Transaction Accounting Adjustments	Note 4	Pro Forma
Revenues	$57,995	$27,100	$-		$85,095
Cost of revenues	38,542	17,657	-		56,199

Operating expenses
Selling, general and administrative	61,280	10,435	6,330	(a), (g), (h)	78,045
Total operating expenses	61,280	10,435	6,330		78,045
Loss from operations	(41,827)	(992)	(6,330)		(49,149)
Other income (expense)
Gain on contingent shares issuance liabilities	4,237	-	-		4,237
Gain on puttable option liabilities	1	-	-		1
Other income	-	4	-		4
Interest expense	(12,227)	(176)	(7,877)	(b), (c)	(20,280)
Interest expense - related party	-	-	(1,578)	(d)	(1,578)
Total other expense	(7,989)	(172)	(9,455)		(17,616)
Loss before income taxes	(49,816)	(1,164)	(15,785)		(66,765)
Income tax expense (benefit)	31	116	(241)	(e)	(94)
Net loss and comprehensive loss	(49,847)	(1,280)	(15,544)		(66,671)
Accretion of redeemable convertible preferred stock	(96,974)	-	-		(96,974)
Net loss attributable to common stockholders	$(146,821)	$(1,280)	$(15,544)		$(163,645)

Net loss per share
Weighted-average shares outstanding, basic and diluted	41,346,849	n/a	13,753,387	(f)	55,100,236
Basic and diluted net loss per common share	$(3.55)	n/a	n/a	(f)	$(2.97)

(1)	Refer to Note 3 for reclassification of Access Physicians.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Note 1 — Basis of presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma statements of operations reflect transaction accounting adjustments. The historical financial information of SOC Telemed and Access Physicians has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Acquisition in accordance with GAAP.

The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Acquisition. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021, and for the year ended December 31, 2020, give pro forma effect to the Acquisition as if it had occurred on January 1, 2020. The pro forma information does not purport to represent what the actual consolidated results of operations of the Combined Company would have been if the Acquisition had occurred on January 1, 2020, nor is it necessarily indicative of the future consolidated results of operations of the Combined Company. The actual results of operations of the Combined Company will likely differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified, and changes in operating results following the dates of the Acquisition and the pro forma financial information.

Note 2 — Acquisition Accounting

The Acquisition was completed on March 26, 2021. SOC Telemed has determined it is the accounting acquirer to the Acquisition which was accounted for under the acquisition method of accounting for business combinations in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). The allocation of the estimated purchase price with respect to the Acquisition is based upon management’s estimates of and assumptions related to the fair values of assets acquired and liabilities assumed as of March 26, 2021, using currently available information. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation. Further details on acquisition accounting are described in Note 4, Business Combinations, under the heading “Acquisition of Access Physicians in March 2021”, of the historical unaudited condensed consolidated financial statements of SOC Telemed for the nine months ended September 30, 2021, incorporated by reference in this prospectus.

Subject to the terms and conditions of the Purchase Agreement, the Sellers are entitled to an earnout payment in the amount of $20,000 to be paid by SOC Telemed on the first anniversary of the Closing Date, subject to the achievement of certain revenue and gross margin conditions. Such earnout payment was classified as a liability and recognized at its estimated fair value of $3,265 at the Closing Date. This liability was remeasured to its fair value in the historical unaudited condensed consolidated financial statements of SOC Telemed for the nine months ended September 30, 2021, and a recognized gain of $3,265 was recognized in the Combined Company’s statement of operations within change in fair value of contingent consideration.

Subject to the terms and conditions of the Purchase Agreement, the Sellers are entitled to a deferred payment in the amount of $20,000 to be paid by SOC Telemed on the second anniversary of the Closing Date, contingent upon the retention of certain key members of the current Access Physicians’ management team and the achievement of certain revenue and gross margin conditions. This deferred payment was determined to be compensation expense and as such is not considered part of the purchase consideration for accounting purposes. The Company will record the expense in future periods if and once it is deemed probable that it will be earned.

Note 3 — Access Physicians’ Reclassification

The pro forma financial statements have been adjusted to reflect a reclassification of Access Physicians’ combined statement of operations for the year ended December 31, 2020, to conform to the presentation of the financial statements of SOC Telemed. This adjustment includes the following:

●	Due diligence and related non-recurring expense. Reclassification of $149 of due diligence expenses from Other expenses to Operating expenses.

Note 4 — Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2021, and for the Year Ended December 31, 2020

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021, and for the year ended December 31, 2020, are as follows:

4(a)

Amortization expense. Represents the net impact on amortization expense related to trade names, non-compete agreements, capitalized software costs and hospital contracts relationships in connection with purchase accounting for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively, determined as follows:

	Note	Fair value	Estimated useful life in years	For the nine months ended September 30, 2021	For the year ended December 31, 2020

Trade names		$1,213	2	$455	$607
Non-compete agreements		432	5	66	88
Capitalized software costs		871	3	218	290
Hospital contracts relationships		40,095	17	1,769	2,359
Amortization expense		$42,611		$2,508	$3,344
Less: Amortization expense recognized by SOC Telemed post-Acquisition	(1)			(1,697)	-
Total adjustment				$811	$3,344

(1)	Represents amortization expense recognized in the consolidated statement of operations of SOC Telemed for the period from the Closing Date to September 30, 2021.

4(b)	Elimination of Access Physicians interest expense. Represents the elimination of historical interest expense of Access Physicians following the repayment of notes payable in connection with the Acquisition in the amount of $30 and $176 for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively.

4(c)	Interest expense. Represents the net impact on interest expense related to Term Loan Facility in the amount of $1,859 and $8,053 for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively, determined as follows:

	Note	For the nine months ended September 30, 2021	For the year ended December 31, 2020

Interest expense associated with the Term Loan Facility	(1)	$4,660	$6,550
Amortization of debt issuance costs	(2)	2,246	1,503
Interest expense		6,906	8,053
Less: Interest expense recognized by SOC Telemed post-Acquisition	(3)	(5,047)	-
Total adjustment		$1,859	$8,053

(1)	Represents estimated interest expense for borrowings under the Term Loan Facility with a principal amount of $85,000. Borrowings under the Term Loan Facility bear interest at a fluctuating rate per annum equal to 7.47% plus the Applicable Rate. For the purposes of the pro forma statement of operations, the interest expense for borrowings under the Term Loan Facility was estimated using 7.6%. Interest expense for the nine months ended September 30, 2021, includes accelerated interest expense recognized due to the partial repayment of the Term Loan Facility on June 4, 2021.
(2)	Represents amortization of debt issuance costs. Amortization of debt issuance costs for the nine months ended September 30, 2021, includes accelerated amortization of debt issuance costs recognized due to the partial repayment of the Term Loan Facility on June 4, 2021.
(3)	Represents interest expense related to the Term Loan Facility recognized in the consolidated statement of operations of SOC Telemed for the period from the Closing Date to September 30, 2021.

A 1/8% increase or decrease in the interest rates applicable to the Term Loan Facility would result in a change in interest expense of approximately $81 and $108 for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively. The change in interest expense for the nine months ended September 30, 2021, was calculated without the impacts of the partial repayment that occurred on June 4, 2021.

4(d)	Interest expense – related party. Represents the net impact on interest expense related to the Subordinated Note in the amount of $456 and $1,578 for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively, determined as follows:

	Note	For the nine months ended September 30, 2021	For the year ended December 31, 2020

Interest expense associated with the Subordinated Note	(1)	$594	$1,311
Accretion of discount related to the Subordinated Note	(2)	1,888	267
Interest expense		2,482	1,578
Less: Interest expense recognized by SOC Telemed post-Acquisition	(3)	(2,026)	-
Total adjustment		$456	$1,578

(1)	Represents estimated interest expense for the Subordinated Note in a principal amount of $13,500. The unpaid balance of the Subordinated Note accrues interest at an escalating rate per annum initially equal to 7.47% plus the Applicable Rate under the Term Loan Facility, increasing to 10.87% plus the Applicable Rate on September 30, 2021, and then an additional 2.00% each year thereafter, and will be added to the principal amount of the Subordinated Note on a monthly basis. For the purpose of the pro forma statement of operations, the interest expense under the Subordinated Note was estimated using an interest rate of 7.6% for the first six months and then 11.0% thereafter. Interest expense for the nine months ended September 30, 2021, includes accelerated interest expense recognized due to the repayment of the Subordinated Note on June 4, 2021.
(2)	Represents accretion of discount related to the Subordinated Note. The accretion of discount for the nine months ended September 30, 2021, includes accelerated discount accretion recognized due to the repayment of the Subordinated Note on June 4, 2021.
(3)	Represents interest expense related to the Subordinated Note recognized in the consolidated statement of operations of SOC Telemed for the period from the Closing Date to September 30, 2021.

A 1/8% increase or decrease in the interest rates applicable to the Subordinated Note would result in a change in interest expense of approximately $14 and $18 for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively. The change in interest expense for the nine months ended September 30, 2021, was calculated without the impacts of the repayment that occurred on June 4, 2021.

4(e)	Tax effect. Represents the tax benefit effect of the Acquisition recognized in the consolidated statement of operations of SOC Telemed for the nine months ended September 30, 2021, and reflected for pro forma purposes in the results for the year ended December 31, 2020.

4(f)	Net loss per share. Reflects an increase in the outstanding shares of Class A common stock of SOC Telemed resulting from the issuance of shares to the Sellers at the Closing.

	Basic and diluted weighted-average shares attributable to common stockholders
	For the nine months ended September 30, 2021	For the year ended December 31, 2020
SOC Telemed - as adjusted and reported	88,675,997	41,346,849
Issuance of equity consideration shares upon consummation of the Acquisition	4,231,811	13,753,387
Adjusted for pro forma presentation	92,907,808	55,100,236

Pro forma net loss per share is calculated based on pro forma net loss and pro forma weighted-average shares attributable to common stockholders for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively, determined as shown in the table above. There is no difference between basic and diluted pro forma net loss per share as the inclusion of all potential shares of Class A common stock of SOC Telemed outstanding would have been anti-dilutive.

4(g)	Access Physicians Replacement Awards. Represents the expense recognized related to Profit Interest Units held by Access Physician’s directors and some executive employees that were canceled and settled in cash and/or exchanged for replacement awards. 219,191 shares of replacement awards were issued, of which 175,353 vest over twelve months from the Closing Date. The awards that were settled in cash have a post-acquisition service condition of twelve months from the Closing Date. Exchanges of share-based payment awards in connection with a business combinations were accounted for as modifications in accordance with ASC 718, Compensation – Stock Compensation. See Note 4, Business Combinations, under the heading “Acquisition of Access Physicians in March 2021”, of the historical unaudited condensed consolidated financial statements of SOC Telemed for the nine months ended September 30, 2021, incorporated by reference in this prospectus for further information. The adjustment removes the expense of $1,556 recognized in the consolidated statement of operations of SOC Telemed for the nine months ended September 30, 2021, and reflects the full year expense of $2,803 for pro forma purposes in the results for year ended December 31, 2020, given the twelve month post-acquisition service condition associated with the replacement awards.

4(h)	Prepaid insurance amortization expense. Represents the net impact on amortization expense related to prepaid insurance coverage obtained in connection with the Acquisition in the amount of $55 and $218 for the nine months ended September 30, 2021, and for the year ended December 31, 2020, respectively. The amortization expense adjustment for the nine months ended September 30, 2021, is net of $109 recognized in the consolidated statement of operations of SOC Telemed for the period from the Closing Date to September 30, 2021.

SELLING SECURITYHOLDERS

The Selling Securityholders listed in the table below may offer and sell, from time to time, any or all of the shares of Class A common stock or warrants being offered for resale pursuant to this prospectus, which includes the private placement warrants (representing warrants to purchase 350,000 shares of Class A common stock) and:

●	up to 16,800,000 PIPE shares;

●	up to 5,075,000 founder shares;

●	up to 700,000 private placement shares;

●	up to 350,000 shares of Class A common stock issuable upon exercise of the private placement warrants; and

●	up to 34,555,959 closing shares.

When we refer to the “Selling Securityholders” in this prospectus, we refer to the persons listed in the table below and their permitted transferees.

Prior to HCMC’s initial public offering, the Sponsor purchased 6,250,000 founder shares of HCMC Class B common stock in a private placement. Simultaneously with the consummation of HCMC’s initial public offering, the Sponsor purchased 700,000 units, comprising 700,000 private placement shares and 350,000 private placement warrants, in a private placement. In connection with the closing of the Merger Transaction, the HCMC Class B common stock converted automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into 6,250,000 founder shares of Class A common stock and the Sponsor surrendered and forfeited to the Company the 1,875,000 Sponsor Contingent Closing Shares pursuant to the terms of the Merger Agreement and the Sponsor Agreement. An aggregate of 1,875,000 Sponsor Earnout Shares of the remaining founder shares are subject to forfeiture in accordance with the terms of the Merger Agreement and the Sponsor Agreement, such that 50% of such shares will be forfeited if the share price of our Class A common stock does not reach $12.50 for 20 out of 30 consecutive trading days and 50% of such shares will be forfeited if the share price of our Class A common stock does not reach $15.00 for 20 out of 30 consecutive trading days, in each case, prior to the seventh anniversary of the Closing (subject to early vesting in the event of certain change of control transactions).

On October 30, 2020, in connection with the consummation of the Merger Transaction, we, among other things, issued 16,800,000 PIPE shares in a private placement pursuant to subscription agreements entered into prior to the consummation of the Merger Transaction and issued 48,504,895 shares of Class A common stock to the former stockholders, optionholders and warrantholders of Legacy SOC Telemed, including the 34,555,959 closing shares covered by this prospectus.

The securities being registered by the registration statement of which this prospectus forms a part are being registered pursuant to registration rights that have been granted to certain of the Selling Securityholders in respect of the securities described above. For additional information regarding these registration rights, see the section entitled “Description of Securities — Registration Rights.”

The following table sets forth, based on written representations provided by or on behalf of the Selling Securityholders prior to the date of this prospectus, certain information regarding the beneficial ownership of the shares of Class A common stock held by each of the Selling Securityholders and the shares of Class A common stock and private placement warrants that may be offered from time to time by each Selling Securityholder under this prospectus. Generally, a person “beneficially owns” shares of our Class A common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such securities. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, each Selling Securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Please see the section entitled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these securities.

	Shares of Class A Common Stock				Warrants to Purchase Class A Common Stock
Name	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby(1)	Number Beneficially Owned After Offering	Percent Owned After Offering(2)	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering(2)
Holders of PIPE shares
Alyeska Master Fund, L.P.(3)	2,480,000	2,480,000	—	—	—	—	—	—
Alyeska Master Fund 3, L.P.(3)	20,000	20,000	—	—	—	—	—	—
Baron Small Cap Fund(4)	3,000,000	1,500,000	1,500,000	1.3%	—	—	—	—
BlackRock, Inc.(5)	2,500,000	2,500,000	—	—	—	—	—	—
BMO Nesbitt Burns Inc. ITF Polar Long/Short Master Fund(6)	735,894	467,161	268,733	*	—	—	—	—
BMO Nesbitt Burns Inc. ITF Polar Multi Strategy Master Fund(6)	530,215	332,839	197,376	*	—	—	—	—
Bon Secours Mercy Health, Inc.(7)	100,000	100,000	—	—	—	—	—	—
Carilion Clinic(8)	200,000	200,000	—	—	—	—	—	—
ClearBridge Small Cap CIF(9)	33,610	33,610	—	—	—	—	—	—
ClearBridge Small Cap Fund(9)	753,270	753,270	—	—	—	—	—	—
Guardian Small Cap Core VIP Fund(9)	211,350	211,350	—	—	—	—	—	—
HBK Master Fund L.P.(10)	500,000	500,000	—	—	—	—	—	—
Integrated Core Strategies (US) LLC(11)	1,740,550	1,400,000	340,550	*	—	—	—	—
Jeffrey Scott	1,770	1,770	—	—	—	—	—	—
Magnetar Capital Master Fund, Ltd(12)	108,481	100,000	8,481	*	—	—	—	—
Magnetar Constellation Master Fund, Ltd(12)	724,188	540,000	184,188	*	—	—	—	—
Magnetar Lake Credit Fund LLC(12)	119,000	119,000	—	—	—	—	—	—
Magnetar Longhorn Fund, LP(12)	90,000	90,000	—	—	—	—	—	—
Magnetar SC Fund Ltd(12)	194,968	147,000	47,968	*	—	—	—	—
Magnetar Structured Credit Fund, LP(12)	274,999	197,000	77,999	*	—	—	—	—
Magnetar Xing He Master Fund Ltd(12)	271,844	195,000	76,844	*	—	—	—	—
Millais Limited(13)	425,000	425,000	—	—	—	—	—	—
MMCAP International Inc. SPC(14)	798,184	625,000	173,184	*	—	—	—	—
Moore Global Investments, LLC(15)	1,500,000	1,500,000	—	—	—	—	—	—
Nineteen77 Global Merger Arbitrage Master Limited(16)	500,000	500,000	—	—	—	—	—	—

	Shares of Class A Common Stock				Warrants to Purchase Class A Common Stock
Name	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby(1)	Number Beneficially Owned After Offering	Percent Owned After Offering(2)	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering(2)
Nineteen77 Global Multi-Strategy Alpha Master Limited(16)	500,000	500,000	—	—	—	—	—	—
Purpose Alternative Credit Fund – F LLC(12)	74,000	74,000	—	—	—	—	—	—
Purpose Alternative Credit Fund – T LLC(12)	38,000	38,000	—	—	—	—	—	—
Riverview Group LLC(11)	1,215,000	250,000	965,000	*	—	—	—	—
Tech Opportunities LLC(17)	1,000,000	1,000,000	—	—	—	—	—	—
Total PIPE shares		16,800,000				—

Holders of founder shares, private placement shares and private placement warrants
Dennis Conroy(18)	73,938	73,938	—	—	5,000	5,000	—	—
James Cowles(19)	166,359	166,359	—	—	11,250	11,250	—	—
Charles Ditkoff(20)	334,469	334,469	—	—	12,500	12,500	—	—
David Glaser(21)	18,484	18,484	—	—	1,250	1,250	—	—
Jonathan Lane	99,750	99,750	—	—	—	—	—	—
MTS Co-Invest I LLC(22)	794,828	794,828	—	—	53,750	53,750	—	—
Reimer 2015 Gifting Trust(23)	147,875	147,875	—	—	10,000	10,000	—	—
Rick Matros(24)	92,422	92,422	—	—	6,250	6,250	—	—
Steven Shulman(25)	1,786,940	1,774,500	12,440	*	120,000	120,000	—	—
The Curtis Lane 2020 Annuity Trust I(26)	1,922,375	1,922,375	—	—	130,000	130,000	—	—
Total founder shares, private placement shares and private placement warrants		5,425,000				350,000

Holders of closing shares
SOC Holdings LLC(27)	33,874,965	33,874,965	—	—	—	—	—	—
Hai Tran(28)	458,066	458,066	—	—	—	—	—	—
Sean Banerjee(29)	188,833	147,786	41,047	*	—	—	—	—
Thomas J. Carella(30)	60,414	32,204	28,210	*	—	—	—	—
Amr Kronfol(31)	71,147	42,938	28,209	*	—	—	—	—
Total closing shares		34,555,959				—

*	Represents beneficial ownership of less than one percent.

(1)	Includes PIPE shares, founder shares, private placement shares, closing shares and shares of Class A common stock issuable upon exercise of the warrants included in this table, as applicable.
(2)	Based upon 113,743,293 shares of Class A common stock outstanding as of November 30, 2021, assuming the exercise of all currently outstanding warrants.
(3)	Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. and Alyeska Master Fund 3, L.P. (collectively, the “Alyeska Funds”), has voting and investment control of the shares held by the Alyeska Funds. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the Alyeska Funds.
(4)	Mr. Ronald Baron has voting and/or investment control over the shares held by Baron Small Cap Fund. Mr. Baron disclaims beneficial ownership of the shares held by Baron Small Cap Fund. This Selling Securityholder has represented to us that it is an affiliate of a limited-purpose broker-dealer but that its shares were purchased in the ordinary course of business and that at the time of its purchase it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
(5)	The registered holders of the referenced shares to be registered are the following funds under management by a subsidiary of BlackRock, Inc.: BlackRock Global Allocation Fund, Inc.; BlackRock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc.; BlackRock Global Allocation Portfolio of BlackRock Series Fund, Inc.; BlackRock Global Funds — Global Dynamic Equity Fund; BlackRock Global Allocation Collective Fund; BlackRock Global Allocation Fund (Australia); BlackRock Global Funds — Global Allocation Fund; and BlackRock Strategic Income Opportunities Portfolio of BlackRock Funds V. BlackRock, Inc. is the ultimate parent holding company of such subsidiary. On behalf of such subsidiary, the applicable portfolio managers, as managing directors (or in other capacities) of such entity, and/or the applicable investment committee members of such fund, have voting and investment power over the shares held by the fund which is the registered holder of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such fund. The address of such fund, such subsidiary and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055. Shares shown include only the securities being registered for resale and may not incorporate all interests deemed to be beneficially held by the registered holders or BlackRock, Inc.
(6)	Paul Sabourin, Chief Investment Officer of Polar Asset Management Partners Inc., an investment advisor to BMO Nesbitt Burns Inc. ITF Polar Long/Short Master Fund and BMO Nesbitt Burns Inc. ITF Polar Multi Strategy Master Fund (the “ITF Polar Funds”), is deemed to have voting and investment control of the shares held by the ITF Polar Funds.
(7)	Jerome R. Judd, Senior Vice President, Treasury at Bon Secours Mercy Health, Inc., has voting and investment control of the shares held by Bon Secours Mercy Health, Inc.
(8)	G. Robert Vaughan, Jr., Senior Vice President, Finance and Treasurer at Carilion Clinic, and David S. Hagadorn, Financial Services Director and Assistant Treasurer at Carilion Clinic, are deemed to have voting and investment control of the shares held by Carilion Clinic.
(9)	ClearBridge Investments, LLC is the discretionary investment adviser of ClearBridge Small Cap Fund, ClearBridge Small Cap CIF and Guardian Small Cap Core VIP Fund (collectively, the “ClearBridge Funds”). Albert Grosman and Brian Lund are portfolio managers at ClearBridge Investments, LLC and have voting and investment control of the shares held by the ClearBridge Funds.
(10)	HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over the Company’s securities pursuant to an Investment Management Agreement between HBK Investments L.P. and the Selling Securityholder. HBK Investments L.P. has delegated discretion to vote and dispose of the Company’s securities to HBK Services LLC, a Delaware limited liability company. The following individuals may be deemed to have control over HBK Investments L.P. and HBK Services LLC: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Jon L. Mosle III and Matthew Luth.

(11)	Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies (US) LLC (“Integrated Core Strategies”) and Riverview Group LLC (“Riverview Group”) and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies or Riverview Group, as the case may be. The address of these entities and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, NY 10103.
(12)	Magnetar Financial LLC (“MFL”) serves as investment manager of each Magnetar Capital Master Fund, Ltd, Magnetar Constellation Master Fund, Ltd, Magnetar Longhorn Fund LP, Magnetar SC Fund Ltd and Magnetar Xing He Master Fund Ltd. MFL is the manager of Magnetar Lake Credit Fund LLC, Purpose Alternative Credit Fund — F LLC and Purpose Alternative Credit Fund — T LLC. MFL is the general partner of Magnetar Structured Credit Fund, LP (together with all of the foregoing funds, the “Magnetar Funds”). In such capacities, MFL exercises voting and investment power over the shares held for the accounts of the Magnetar Funds. MFL is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Capital Partners LP (“MCP”), is the sole member and parent holding company of MFL. Supernova Management LLC (“Supernova”), is the sole general partner of MCP. The manager of Supernova is Alec N. Litowitz, a citizen of the United States of America. Each of the Magnetar Funds, MFL, MCP, Supernova and Alec N. Litowitz disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the shares.
(13)	BlueCrest Capital Management Limited, the investment manager of Millais Limited, has voting and investment control of the shares held by Millais Limited. Michael Platt is the Chief Executive Officer of BlueCrest Capital Management Limited and may be deemed to be the beneficial owner of such shares. The address of these entities and Mr. Platt is c/o Millais USA LLC, 767 5th Ave., 9th Fl., New York, NY 10153.
(14)	MM Asset Management Inc. is Investment Advisor to MMCAP International Inc. SPC. Matthew MacIsaac is the Secretary of MM Asset Management Inc. and has voting and investment control of the shares held by MMCAP International Inc. SPC.
(15)	Moore Capital Management, LP, the investment manager of Moore Global Investments, LLC (“MGI LLC”), has voting and investment control of the shares held by MGI LLC. Mr. Louis M. Bacon controls the general partner of Moore Capital Management, LP and may be deemed the beneficial owner of the shares of the Company held by MGI LLC. Mr. Bacon also is the indirect majority owner of MGI LLC. The address of MGI LLC, Moore Capital Management, LP and Mr. Bacon is 11 Times Square, New York, New York 10036.
(16)	Kevin Russell, the Chief Investment Officer of UBS O’Connor LLC, is deemed to have power to vote or dispose of the shares held by Nineteen77 Global Merger Arbitrage Master Limited and Nineteen77 Global Multi-Strategy Alpha Master Limited.
(17)	Hudson Bay Capital Management LP, the investment manager of Tech Opportunities LLC, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Tech Opportunities LLC and Sander Gerber disclaims beneficial ownership over these securities.
(18)	Mr. Conroy was the Chief Financial Officer of HCMC prior to the Closing and is a party to the Letter Agreement.
(19)	Mr. Cowles was a director of HCMC prior to the Closing and is a party to the Letter Agreement.
(20)	Mr. Ditkoff was the President and a director of HCMC prior to the Closing and is a party to the Letter Agreement.

(21)	Mr. Glaser was a director of HCMC prior to the Closing and is a party to the Letter Agreement.
(22)	MTS Health Partners, L.P. is the managing member of MTS Co-Invest I LLC and Curtis S. Lane, the founding partner of MTS Health Partners, L.P., is deemed to have power to vote or dispose of these shares. MTS Health Partners, L.P. provided financial advisory services to HCMC in connection with the Merger Transaction.
(23)	Lisa Reimer is the trustee of the Reimer 2015 Gifting Trust.
(24)	Mr. Matros was a director of HCMC prior to the Closing and is a party to the Letter Agreement.
(25)	Mr. Shulman is the Chairman of the Board of SOC Telemed and was the Chief Executive Officer and a director of HCMC prior to the Closing and is a party to the Letter Agreement. “Number Beneficially Owned Prior to Offering” includes 12,440 shares issuable pursuant to restricted stock units that are subject to vesting and settlement conditions expected to occur within 60 days of November 30, 2021.
(26)	Curtis S. Lane is the trustee of the Curtis Lane Trust.
(27)	SOC Holdings LLC is controlled by WPXI Finance, LP (“WPXIF”) and Warburg Pincus XI Partners, L.P. (“WPXI Partners”). WPXIF is a subsidiary of Warburg Pincus Private Equity XI, L.P. (“WPXI”). WPXI Partners and WPXI are collectively referred to as the “WPXI Funds.” WPXI GP, L.P. (“WPXIF GP”) is the managing general partner of WPXIF. WPXI is the general partner of WPXIF GP. Warburg Pincus XI, L.P. (“WP XI GP”) is the general partner of each of WPXI and WPXI Partners. WP Global LLC (“WP Global”) is the general partner of WP XI GP. Warburg Pincus Partners II, L.P. (“WPP II”) is the managing member of WP Global. Warburg Pincus Partners GP LLC (“WPP GP LLC”) is the general partner of WPP II. Warburg Pincus & Co. (“WP”) is the managing member of WPP GP LLC. Warburg Pincus LLC (“WP LLC”) is the manager of the WPXI Funds. Investment and voting decisions with respect to the shares held by SOC Holdings LLC are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares. Messrs. Carella and Kronfol, each a Managing Director of Warburg Pincus, are members of the SOC Telemed board of directors, and neither has voting or dispositive power with respect to any of the shares held by SOC Holdings LLC and each disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.
(28)	Mr. Tran is the former President and Chief Operating Officer of SOC Telemed.
(29)	Mr. Banerjee is the Chief Technology Officer of SOC Telemed. “Number Beneficially Owned Prior to Offering” includes 41,047 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2021.
(30)	Mr. Carella is a member of the Board of SOC Telemed and a Managing Director of Warburg Pincus. “Number Beneficially Owned Prior to Offering” includes (i) 15,770 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2021, and (ii) 12,440 shares issuable pursuant to restricted stock units that are subject to vesting and settlement conditions expected to occur within 60 days of November 30, 2021.
(31)	Mr. Kronfol is a member of the Board of SOC Telemed and a Managing Director of Warburg Pincus. “Number Beneficially Owned Prior to Offering” includes (i) 15,769 shares issuable pursuant to stock options exercisable within 60 days of November 30, 2021, and (ii) 12,440 shares issuable pursuant to restricted stock units that are subject to vesting and settlement conditions expected to occur within 60 days of November 30, 2021.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the amended and restated certificate of incorporation (for purposes of this section, the “charter”), the amended and restated by-laws (for purposes of this section, the “by-laws”) and the warrant-related documents described herein, copies of which have been publicly filed with the SEC. We urge to you read each of the charter, the by-laws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

Authorized and Outstanding Stock

Our charter authorizes the issuance of shares of capital stock, each with a par value of $0.0001, consisting of (a) 500,000,000 shares of Class A common stock and (b) 5,000,000 shares of preferred stock.

As of November 30, 2021, there were 100,893,301 shares of our Class A common stock outstanding and no shares of preferred stock outstanding.

Class A Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, the holders of Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

If we are involved in the voluntary or involuntary liquidation, dissolution, or winding-up of our affairs, the holders of Class A common stock will be entitled to receive all of our remaining assets available for distribution to stockholders, ratably in proportion to the number of shares of Class A common stock held by them, after the rights of our creditors and the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

The holders of Class A common stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class A common stock.

Election of Directors

The Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year.

There is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast at a meeting of stockholders by holders of Class A common stock.

In connection with the closing of the Merger Transaction, we and SOC Holdings LLC entered into an Investor Rights Agreement, dated as of October 30, 2020 (the “Investor Rights Agreement”), pursuant to which, (a) for so long as SOC Holdings LLC holds at least fifty percent (50%) of the outstanding shares of our Class A common stock, it has the right to designate up to five (5) directors for election to the Board, and the size of the Board will be set at nine (9) directors; (b) for so long as SOC Holdings LLC holds at least thirty-five percent (35%) but less than fifty percent (50%) of the outstanding shares of our Class A common stock, it will have the right to designate up to three (3) directors for election to the Board, and the size of the Board will be set at nine (9) directors; (c) for so long as SOC Holdings LLC holds at least fifteen percent (15%) but less than thirty-five percent (35%) of the outstanding shares of our Class A common stock, it will have the right to designate up to two (2) directors for election to the Board, and the size of the Board will be set at seven (7) directors; and (d) for so long as SOC Holdings LLC holds at least five percent (5%) but less than fifteen percent (15%) of the outstanding shares of our Class A common stock, it will have the right to designate one (1) director for election to the Board, and the size of the Board will be set at seven (7) directors. Pursuant to the Investor Rights Agreement, we will take all necessary and desirable actions within our control such that the size of the Board is set at either seven (7) directors or nine (9) directors (in accordance with the terms above), unless the Board takes authorized action to increase the size of the Board and SOC Holdings LLC approves such action.

In connection with the Acquisition, we and Christopher Gallagher, M.D., the Chief Executive Officer of Access Physicians, entered into a Board Nomination Rights Agreement, dated as of March 26, 2021 (the “Board Nomination Rights Agreement”), pursuant to which, for so long as Dr. Gallagher beneficially owns at least 75% of the shares of our Class A common stock that he acquired at the closing of the Acquisition and remains employed by us, and subject to compliance with applicable law and our guidelines with respect to the nomination of directors, Dr. Gallagher is entitled to serve as a member of our Board.

Preferred Stock

The charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A common stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. No shares of preferred stock are currently outstanding.

Warrants

As of November 30, 2021, there were public warrants outstanding to purchase an aggregate of 12,499,992 shares of Class A common stock and private placement warrants outstanding to purchase an aggregate of 350,000 shares of Class A common stock. Each whole warrant entitles the registered holder to purchase one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below. The warrants will expire at 5:00 p.m., New York City time, on October 30, 2025, which is the fifth anniversary of the Closing, or earlier upon redemption or liquidation.

The warrants are issued under a warrant agreement between the Company and Continental Stock Transfer & Trust Company, as warrant agent. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrantholder.

Public Warrants

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described below with respect to registration. No public warrant will be exercisable and we will not be obligated to issue shares of Class A common stock upon exercise of a public warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will we be required to net cash settle any public warrant.

We have agreed pursuant to the warrant agreement to use our best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the public warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the public warrants expire or are redeemed, as specified in the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the public warrants is not effective by the 60th business day after the Closing, warrantholders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise public warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their public warrants on a cashless basis.

Once the public warrants become exercisable, we may call the public warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per public warrant;

●	upon not less than 30 days’ prior written notice of redemption given after the public warrants become exercisable (the “30-day redemption period”) to each warrantholder; and

●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the public warrants become exercisable and ending three business days before we send the notice of redemption to the warrantholders.

If and when the public warrants become redeemable by us, we may not exercise this redemption right if the issuance of shares of Class A common stock upon exercise of the public warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrantholder will be entitled to exercise its public warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the public warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the public warrants. If management takes advantage of this option, all holders of public warrants would surrender their public warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the public warrants are convertible), other than as described above or certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of out outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the public warrant. The purpose of such exercise price reduction is to provide additional value to holders of the public warrants when an extraordinary transaction occurs during the exercise period of the public warrants pursuant to which the holders of the public warrants otherwise do not receive the full potential value of the public warrants in order to determine and realize the option value component of the public warrant. This formula is to compensate the holder for the loss of the option value portion of the public warrant due to the requirement that the holder exercise the public warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of public warrants being exercised. The warrantholders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their public warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the public warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrantholder.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the Closing (except, among other limited exceptions, to certain persons or entities affiliated with the Sponsor). They will also be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would surrender their private placement warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the private placement warrants, multiplied by the difference between the exercise price of the private placement warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Certain Anti-Takeover Provisions of Delaware Law and Our Charter and By-laws

Provisions of the DGCL and our charter and by-laws could make it more difficult to acquire control of our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with the Board. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of our company that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our Class A common stock.

Pursuant to the charter, we are subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	A stockholder who owns fifteen percent (15%) or more of the corporation’s outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent (10%) of the corporation’s assets.

However, the above provisions of Section 203 do not apply if:

●	the corporation’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by the corporation’s board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, the charter provides for certain other provisions that may have an anti-takeover effect:

●	a classified board of directors whose members serve staggered three-year terms;

●	the authorization of “blank check” preferred stock, which could be issued by the Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Class A common stock;

●	a limitation on the ability of, and providing indemnification to, our directors and officers;

●	a requirement that special meetings of our stockholders can be called only by the Board, the Chairperson of the Board, or our Chief Executive Officer, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

●	a requirement of advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to the Board, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company;

●	a prohibition on cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	a requirement that our directors may be removed only for cause and by a majority vote of the stockholders;

●	a prohibition on stockholder action by written consent;

●	a requirement that vacancies on the Board may be filled only by a majority of directors then in office (subject to limited exceptions), even though less than a quorum, which prevents stockholders from being able to fill vacancies on the Board; and

●	a requirement of the approval of the Board or the holders of at least two-thirds of our outstanding shares of capital stock to amend the by-laws and certain provisions of the charter.

Choice of Forum

Our charter provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, our charter or our by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine; except for, as to each of the above clauses, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The charter further provides that such exclusive forum provision does not apply to any suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive or concurrent jurisdiction. In addition, the charter adopts, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, or the rules and regulations promulgated thereunder.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our charter provides that we renounce any interest or expectancy in, or right to be offered an opportunity to participate in, certain corporate opportunities that are from time to time presented to certain affiliates of Warburg Pincus, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Warburg Pincus nor any of its affiliates, directors, principals, officers, employees or other representatives will generally be liable to us or our stockholders for breach of any fiduciary or other duty, as a director of the Company or otherwise, by reason of the fact that such person directly or indirectly engages in such corporate opportunity or otherwise competes with us or our affiliates, unless, in the case of any such person who is a director of the Company, such corporate opportunity is expressly offered to such director in writing solely in his or her capacity as a director of the Company. To the fullest extent permitted by law, by becoming a stockholder in the Company, stockholders will be deemed to have notice of and consented to this provision of our charter.

Registration Rights

In connection with the closing of the Merger Transaction, we entered into an Amended and Restated Registration Rights Agreement, dated as of October 30, 2020 (the “Amended and Restated Registration Rights Agreement”), pursuant to which we agreed to file a registration statement to register for resale under the Securities Act the founder shares, private placement shares and private placement warrants (including the shares of Class A common stock issuable upon exercise of the private placement warrants) held by the Sponsor and its permitted transferees and the shares received by SOC Holdings LLC in connection with the Merger Transaction, and to provide the Sponsor and SOC Holdings LLC and their permitted transferees with certain other registration rights, including, among other things, customary “demand” and “piggyback” registration rights, with respect to their shares of Class A common stock, subject to certain requirements and customary conditions.

In addition, we agreed to file a registration statement covering the PIPE shares purchased by the investors in the private placement pursuant to their respective subscription agreements.

Under the Purchase Agreement, we agreed to file a registration statement to register for resale under the Securities Act the shares of Class A common stock issued to the Selling Stockholders in the Acquisition.

As described above under “— Warrants,” we also agreed pursuant to the warrant agreement to file a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants.

Transfer Agent and Warrant Agent

The transfer agent, warrant agent and registrar for our Class A common stock and warrants is Continental Stock Transfer & Trust Company. The transfer agent, warrant agent and registrar’s telephone number and address is (212) 509-4000 and 1 State Street, 30th Floor, New York, NY 10004.

Exchange Listing

Our Class A common stock and warrants are listed on Nasdaq under the symbols “TLMD” and “TLMDW,” respectively.

PLAN OF DISTRIBUTION

The Selling Securityholders may offer and sell, from time to time, their respective shares of Class A common stock and private placement warrants covered by this prospectus. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their securities by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	an over-the-counter distribution in accordance with the rules of Nasdaq;

●	through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	short sales;

●	distribution to employees, members, limited partners or stockholders of the Selling Securityholders;

●	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise

●	by pledge to secured debts and other obligations;

●	delayed delivery arrangements;

●	to or through underwriters or agents;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	in privately negotiated transactions;

●	in options transactions; and

●	through a combination of any of the above methods of sale, as described below, or any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell the securities short and redeliver the securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Certain agents, underwriters and dealers, and their associates and affiliates, may be customers of, have borrowing relationships with, engage in other transactions with, or perform services, including investment banking services, for us or one or more of our respective affiliates and/or the Selling Securityholders or one or more of its respective affiliates in the ordinary course of business for which they receive compensation.

A holder of public warrants or private placement warrants may exercise its warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Continental Stock Transfer & Trust Company, the certificate evidencing such warrants, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of such warrants, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

We have agreed to indemnify the Selling Securityholders party to the Amended and Restated Registration Rights Agreement against certain civil liabilities, including certain liabilities under the Securities Act, relating to the registration of the shares of Class A common stock or warrants offered by them pursuant to this prospectus, and such Selling Securityholders will be entitled to contribution from us with respect to those liabilities. The Selling Securityholders party to the Amended and Restated Registration Rights Agreement will indemnify us against certain civil liabilities, including liabilities under the Securities Act, and we will be entitled to contribution from such Selling Securityholders with respect to those liabilities. In addition, we or the Selling Securityholders party to the Amended and Restated Registration Rights Agreement may provide agents and underwriters with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to those liabilities. For additional information regarding the Amended and Restated Registration Rights Agreement, see the section entitled “Description of Securities — Registration Rights.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock and warrants, which we refer to collectively as our securities. This summary is based upon U.S. federal income tax law as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, dealers or traders in securities, tax-exempt organizations (including private foundations), taxpayers that have elected mark-to-market accounting, S corporations, regulated investment companies, real estate investment trusts, passive foreign investment companies, controlled foreign corporations, U.S. Holders (as defined below) that will hold Class A common stock or warrants as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes, expatriates or former long-term residents of the United States, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those summarized below. This summary does not discuss other U.S. federal tax consequences (e.g., estate or gift tax), any state, local, or non-U.S. tax considerations or the Medicare tax or alternative minimum tax. In addition, this summary is limited to investors that will hold our securities as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”) and that acquire our Class A common stock and warrants for cash pursuant to this prospectus. No ruling from the Internal Revenue Service, (the “IRS”) has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below.

For purposes of this summary, a “U.S. Holder” is a beneficial holder of securities who or that, for U.S. federal income tax purposes is:

●	an individual who is a United States citizen or resident of the United States;

●	a corporation or other entity treated as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States or any state or political subdivision thereof;

●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial holder of securities who or that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our securities, you are urged to consult your tax advisor regarding the tax consequences of the ownership and disposition of our securities.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR SECURITIES, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

U.S. Holders

Taxation of Distributions

If we pay distributions or make constructive distributions (other than certain distributions of our capital stock or rights to acquire our capital stock) to U.S. Holders of shares of our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Class A common stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Class A common stock so disposed of. A U.S. Holder’s adjusted tax basis in its Class A common stock will generally equal the U.S. Holder’s acquisition cost for such Class A common stock (or, in the case of Class A common stock received upon exercise of a warrant, the U.S. Holder’s initial basis for such Class A common stock, as discussed below), less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Class A common stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize taxable gain or loss upon the exercise of a warrant for cash. The U.S. Holder’s initial tax basis in the share of our Class A common stock received upon exercise of the warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the warrant and the exercise price of such warrant. It is unclear whether a U.S. Holder’s holding period for the Class A common stock received upon exercise of the warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the warrants.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s initial tax basis in the Class A common stock received generally should equal the holder’s adjusted tax basis in the warrant. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period would not include the period during which the U.S. Holder held the warrant. If, instead, the cashless exercise were treated as a recapitalization, the holding period of the Class A common stock generally would include the holding period of the warrant.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a portion of the warrants being exercised having a value equal to the exercise price of such warrants in satisfaction of such exercise price. Although not free from doubt, such U.S. Holder generally should recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered to satisfy the exercise price and the U.S. Holder’s adjusted tax basis in such warrants. In this case, a U.S. Holder’s initial tax basis in the Class A common stock received would equal the sum of the exercise price and the U.S. holder’s adjusted tax basis in the warrants exercised. It is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period would not include the period during which the U.S. Holder held the warrant. Due to the uncertainty and absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Class A common stock received, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption (other than a redemption for Class A common stock), or expiration of a warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the warrant. A U.S. Holder’s adjusted tax basis in its warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders — Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration. If a warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the warrant. The deductibility of capital losses is subject to certain limitations.

A redemption of warrants for Class A common stock described in this prospectus under “Description of Securities — Warrants — Public Warrants” should be treated as a “recapitalization” for U.S. federal income tax purposes. Accordingly, you should not recognize any gain or loss on the redemption of warrants for shares of our Class A common stock. Your aggregate initial tax basis in the shares of Class A common stock received in the redemption should equal your aggregate adjusted tax basis in your warrants redeemed and your holding period for the shares of Class A common stock received in redemption of your warrants should include your holding period for your surrendered warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “U.S. Holders — Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Class A common stock equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of shares of Class A common stock and warrants, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend (as described below under “Non-U.S. Holders — Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants.”

Redemption of Warrants for Class A Common Stock

A redemption of warrants for Class A common stock described in this prospectus under “Description of Securities — Warrants — Public Warrants” should be treated as a “recapitalization” for U.S. federal income tax purposes. Accordingly, you should not recognize any gain or loss on the redemption of warrants for shares of our Class A common stock. Your aggregate initial tax basis in the shares of Class A common stock received in the redemption should equal your aggregate adjusted tax basis in your warrants redeemed and your holding period for the shares of Class A common stock received in redemption of your warrants should include your holding period for your surrendered warrants.

Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock or warrants or an expiration or redemption of our warrants, unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Class A common stock or warrants and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock or warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders — Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on Class A common stock equal to the fair market value of such increased interest.

Foreign Account Tax Compliance Act

Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of shares of Class A common stock and warrants. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Orrick, Herrington & Sutcliffe LLP. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements of SOC Telemed, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Access Physicians Management Services Organization, LLC and Affiliated Companies as of December 31, 2020 and 2019 and for the years then ended, incorporated by reference in this prospectus, have been audited by Huselton, Morgan and Maultsby P.C., independent accounting firm, as set forth in their report thereon, and are incorporated by reference in reliance on such report given upon such firm as experts in auditing and accounting.

WHERE YOU CAN FIND Additional INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at www.soctelemed.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INcorporation of Certain Information by Reference

The SEC and applicable law allows us to “incorporate by reference” the information from other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and, where applicable, supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed), including all filings made after the date of the filing of this registration statement of which this prospectus is a part and prior to the effectiveness of this registration statement until we file a post-effective amendment that indicates the termination of the offering of the securities covered by this prospectus:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC on March 30, 2021;

●	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021, filed on May 17, 2021, August 12, 2021, and November 12, 2021, respectively;

●	Our Current Reports on Form 8-K filed with the SEC on January 21, 2021, February 22, 2021, March 30, 2021 (excluding Item 7.01 and Exhibit 99.1 of Item 9.01) (as amended on June 11, 2021), May 10, 2021 (excluding Item 7.01 and Exhibit 99.1 of Item 9.01), June 1, 2021, June 3, 2021, June 16, 2021, September 1, 2021, September 15, 2021 and November 3, 2021;

●	Our Definitive Proxy Statement on Schedule 14A filed on May 10, 2021 (to the extent incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2020); and

●	The description of our Class A common stock contained in our registration statement on Form 8-A, dated December 11, 2019, filed with the SEC on December 11, 2019 and any amendment or report filed with the SEC for the purpose of updating the description, including Exhibit 4.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Upon request, we will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus but not delivered with the prospectus. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following:

SOC Telemed, Inc.

1768 Business Center Drive, Suite 100

Reston, Virginia 20190

Telephone: (866) 483-9690

You may also access these documents, free of charge on the SEC’s website at www.sec.gov or on the “Investor Relations” page of our website at www.soctelemed.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information on, or that can be accessed from, our website as part of this prospectus or any accompanying prospectus supplement.